                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                            NOONEY REALTY TRUST, INC,
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

                                    655379105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven M. Baumer
                                 Bryan Cave LLP
                         211 North Broadway, Suite 3600
                               St. Louis, MO 63102
                                 (314) 259-2554
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

---------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP NO. 655379105                 SCHEDULE 13D               Page 1 of 8 Pages

--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      William J. Carden
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*  OO
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER                NONE
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              69,150
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER           NONE
PERSON WITH:      --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       69,150
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)

       8.0%
--------------------------------------------------------------------------------
14) Type of Reporting Person*  IN
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 655379105                 SCHEDULE 13D               Page 2 of 8 Pages

--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      No.-So., Inc.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*  OO
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER                NONE
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              69,150
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER           NONE
PERSON WITH:      --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       69,150
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)

       8.0%
--------------------------------------------------------------------------------
14) Type of Reporting Person*  CO
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 655379105                 SCHEDULE 13D               Page 3 of 8 Pages

--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Kissimee Square Associates, Ltd.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*  OO
--------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER                NONE
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              69,150
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER           NONE
PERSON WITH:      --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         69,150
--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       69,150
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11)

       8.0%
--------------------------------------------------------------------------------
14) Type of Reporting Person*  PN
--------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

CUSIP NO. 655379105              SCHEDULE 13D                  Page 4 of 8 Pages

Item 1. Security and Issuer

     This Statement on Schedule 13D ("Statement") relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of Nooney Realty Trust, Inc. ("Issuer"). The address of the principal executive offices of the Issuer is 500 North Broadway, St. Louis, Missouri 63102.

Item 2. Identity and Background

     This Statement is filed by William J. Carden, a United States citizen ("Carden"), Kissimee Square Associates, Ltd., a Texas limited partnership ("Kissimee"), and No.-So., Inc., a Texas corporation ("No.-So." and together with Carden and Kissimee each a "Reporting Person" and collectively "Reporting Persons").

     Each of Kissimee, No.-So., and Carden has his/its principal business address at 5850 San Felipe, Suite 450, Houston, Texas 77057. Each Reporting Person's principal business is participating in the acquisition and ownership of commercial and residential real estate and investing in entities that are involved in the acquisition and ownership of commercial and residential real estate.

     Carden is the president of Kissimee and No.-So., which is the general partner of Kissimee. As the general partner of Kissimee, No.-So., has the power to control the voting and disposition of the Shares reported in Item 5. As president of No.-So., Carden has control over the manner in which No.-So. exercises its power to vote and dispose of the Shares reported in Item 5. In addition to his relationships with the Reporting Persons, Carden is a Director, Chairman of the Board, and Chief Executive Officer of the Issuer. Carden also is founder and President of CGS Real Estate Company, Inc., whose principal place of business is located in Houston, Texas. For further information about Carden's relationship with the Issuer and the Reporting Persons, see the Issuer's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

     During the past five years, neither the Reporting Persons nor, to the best of their knowledge, any director, officer, or general partner of a Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Persons acknowledge that they constitute a group and that pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934, the group is deemed to beneficially own all of the shares.

Item 3. Source and Amount of Funds or Other Consideration

     On October 17, 1997, Kissimee acquired 7,000 Shares for $76,983.25, and on December 30, 1997, it acquired an additional 4,000 Shares for $44,512. The transaction giving rise to the submission of this Statement occurred on June 19, 1998, when Kissimee acquired 56,150 Shares for $544,098.50 and 2,000 Shares for $18,255. Kissimee obtained the funds to purchase the Shares reported on this Statement from capital contributions by its partners. The Reporting Persons did not purchase any of the Shares reported on this Statement with borrowed funds.

CUSIP NO. 655379105             SCHEDULE 13D                   Page 5 of 8 Pages

Item 4. Purpose of Transaction

     The purpose of the Reporting Persons' acquisition of the 69,150 Shares reported in Item 5 is for investment purposes and to increase their voting power as shareholders of the Issuer. By increasing their voting power, the Reporting Persons will be able to exert greater influence over matters that require shareholder approval, such as the election of directors of the Issuer. Carden currently is a Director, Chairman of the Board, and Chief Executive Officer of the Issuer.

     On December 10, 1997, at a Special Board meeting, all of the Independent Directors voted unanimously to change the governance and management of the Issuer to that of an internally self-managed Trust. As a result, the officers and directors of the Issuer are now responsible for the day to day management of the Issuer.

     Certain shareholders of the Issuer have formed a committee to oppose the current management of the Issuer. This committee, or various members thereof, are parties to two lawsuits relating to the Issuer. One lawsuit, which was initiated by the Issuer, involves a dispute over the validity of certain Shares. The other lawsuit, which was initiated by members of the committee described above, sought to require the Issuer to hold an annual meeting of the Issuer's shareholders. This second lawsuit has been terminated in favor of the Issuer. For information about the ongoing litigation, see the Issuer's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

     From time to time and in compliance with the federal securities laws, the Reporting Persons may either sell the Shares that they own or seek to acquire additional Shares, subject to the 9.8 percent ownership limitation imposed by the by-laws of the Issuer.

     Except as described in this Statement, at this time, the Reporting Persons do not have any specific plans or proposals which would relate to, or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     The Reporting Persons reserve the right to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.


Item 5. Interest in Securities of the Issuer:

     (a) The aggregate  number and  percentage  of the  Securities to which this
Schedule 13D relates is 69,150 shares, representing approximately 7.98% of the 866,624 shares outstanding shares as reported by Issuer on its Quarterly Report on Form 10-Q filed on May 14, 1998. The Shares reported in Item 5 were acquired by Kissimee; however, by virtue of the Reporting Persons being a group, the group is deemed to beneficially own all 69,150 shares.

CUSIP NO. 655379105              SCHEDULE 13D                  Page 6 of 8 Pages


     (b) Kissimee has the direct power to vote and direct the disposition of the Shares held by it. By virtue of their relationship with Kissimee, as described in Item 2, No.-So. and Carden may be deemed to share the power to vote and direct the disposition of the Shares held by Kissimee.

     (c) The only purchase of Shares by the Reporting Persons during the last sixty days was the acquisition of 58,150 Shares by Kissimee on June 19, 1998, for $562,353.50. The 58,150 Shares were purchased on the open market through a broker.

     (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares other than the Reporting Persons identified herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Please see Item 2 for a description of the relationships among the Reporting Persons. Other than as described above, to the Reporting Persons' best knowledge, no Reporting Person has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the Shares, including, but not limited to, transfer or voting of any such Shares, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     99.1 Joint Filing Agreement

CUSIP NO. 655379105                SCHEDULE 13D                Page 7 of 8 Pages

                                    SIGNATURE

     The undersigned hereby agrees that this statement is filed on behalf of each of the Reporting Persons.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

     Dated:  June 29, 1998


                               KISSIMEE   SQUARE   ASSOCIATES,   LTD.,  a  Texas
                               limited partnership

                               By: NO.-SO., INC., a Texas corporation, general partner

                               By:  /s/ William J. Carden
                                    --------------------------------------
                                    William J. Carden
                                    Its:  President


                               NO.-SO., INC., a Texas corporation

                               By:  /s/ William J. Carden
                                    --------------------------------------
                                    William J. Carden
                                    Its: President


                               /s/ William J. Carden
                               -------------------------------------------
                               William J. Carden

CUSIP NO. 655379105                SCHEDULE 13D                Page 8 of 8 Pages

                                  EXHIBIT 99.1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of Nooney Realty Trust, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 29th day of June, 1998.

                               KISSIMEE   SQUARE   ASSOCIATES,   LTD.,  a  Texas
                               limited partnership

                               By: NO.-SO., INC., a Texas corporation, general partner

                               By: /s/ William J. Carden
                                   ---------------------------------------
                                   William J. Carden
                                   Its:  President


                               NO.-SO., INC., a Texas corporation

                               By: /s/ William J. Carden
                                   ---------------------------------------
                                   William J. Carden
                                   Its: President


                               /s/ William J. Carden
                               -------------------------------------------
                               William J. Carden